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Exhibit 99.3

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following is management's discussion and analysis ("MD&A") of DragonWave Inc.'s consolidated results of operations and financial condition for the three and six months ended August 31, 2015. This MD&A should be read in conjunction with our unaudited consolidated interim financial statements and corresponding notes for the three and six months ended August 31, 2015 and our Annual Information Form for the year ended February 28, 2015 (the "AIF") filed on SEDAR at www.sedar.com (SEDAR) and on EDGAR at www.sec.gov/edgar/searchedgar/companysearch.html (EDGAR). Our unaudited consolidated interim financial statements and corresponding notes for the three and six months ended August 31, 2015 are available on SEDAR and EDGAR.

        Our unaudited consolidated interim financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (GAAP) and are reported in United States dollars (USD). The information contained in this MD&A is dated as of October 14, 2015 and is current to that date, unless otherwise stated. Our fiscal year commences on March 1 of each year and ends on the last day of February of the following year.

        In this document, unless the context requires otherwise, "we", "us", "our", the "Company" and "DragonWave" all refer to DragonWave Inc. collectively with its direct and indirect subsidiaries. The contents of this MD&A have been approved by our Board of Directors, on the recommendation of its Audit Committee.

        We refer to both Nokia Solutions and Networks and its predecessor business Nokia Siemens Networks as "Nokia" in this MD&A. Nokia is a trademark of Nokia Corporation or its affiliates.

        Unless otherwise indicated, all currency amounts referenced in this MD&A are denominated in USD.

Forward-Looking Statements

        This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements that are reporting results or statements of historical fact, are forward-looking statements which involve assumptions and describe our future plans, strategies and expectations. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations of these words or comparable terminology. Forward-looking statements include, without limitation, statements regarding: our cash resources and liquidity; our strategic plans and objectives; growth strategy; customer diversification and expansion initiatives; our expectations with respect to our relationships with channel partners; our expectations with respect to end-customer demand for our products; our expectations regarding the development of our target markets; and our plans, objectives and targets for operating cost reductions, revenue growth and margin performance. There can be no assurance that forward-looking statements will prove to be accurate and actual results or outcomes could differ materially from those expressed or implied in such statements. Important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements are set forth in this MD&A under the heading "Risks and Uncertainties". Forward-looking statements are provided to assist external stakeholders in understanding management's expectations and plans relating to the future as of the date of this MD&A and may not be appropriate for other purposes. Readers are

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are made as of the date of this MD&A and we do not undertake to publicly update or revise any forward- looking statements, whether as a result of new information, future events or otherwise, except to the extent expressly required by law.

Risks and Uncertainties

        We are exposed to risks and uncertainties in our business, including the risk factors set forth below:

  •
  limited cash resources and our dependence on our credit facilities and accommodations by our lenders and certain suppliers;

  •
  our reliance on a small number of customers for a large percentage of revenue;

  •
  intense competition from several competitors;

  •
  competition from indirect competitors;

  •
  our history of losses;

  •
  our ability to implement our ongoing program of operating cost reductions;

  •
  our dependence on our ability to develop new products, enhance existing products and execute roll-outs on a basis that meets customer requirements;

  •
  uncertainty within the Nokia channel;

  •
  our exposure to product warranty claims, and inventory and account receivables exposure in relation to recent product quality issues;

  •
  our ability to successfully manage our resources;

  •
  our dependence on our ability to manage our workforce and recruit and retain management and other qualified personnel;

  •
  quarterly and annual revenue and operating results that are difficult to predict and can fluctuate substantially;

  •
  a lengthy and variable sales cycle;

  •
  our reliance on suppliers, including outsourced manufacturing, third party component suppliers and suppliers of outsourced services;

  •
  our ability to manage the risks related to increasingly complex engagements with channel partners and end-customers;

  •
  pressure on our pricing models from existing and potential customers and as a result of competition;

  •
  our exposure to credit risk for accounts receivable;

  •
  our dependence on the development and growth of the market for high-capacity wireless communications services;

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  the allocation of radio spectrum and regulatory approvals for our products;

  •
  the ability of our customers to secure a license for applicable radio spectrum;

  •
  changes in government regulation or industry standards that may limit the potential market for our products;

  •
  currency fluctuations;

  •
  our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others;

  •
  risks associated with software licensed by us;

  •
  a change in our tax status or assessment by domestic or foreign tax authorities;

  •
  exposure to risks resulting from our international sales and operations, including the requirement to comply with export control and economic sanctions laws;

  •
  product defects, product liability claims, and health and safety risks relating to wireless products;

  •
  the impact that general economic weakness and volatility may be having on our customers;

  •
  disruption resulting from economic and geopolitical uncertainty;

  •
  risks associated with our outstanding warrants and the impact that the terms of such warrants may have on our ability to raise capital and undertake certain business transactions;

  •
  risks associated with possible loss of our foreign private issuer status; and

  •
  risks and expenses associated with our common shares, including large fluctuations in the trading price of our common shares, and being a public company.

        In our most recent quarter ended on August 31, 2015, approximately 37% of our sales were through the Nokia channel. Recent developments within Nokia, including Nokia's introduction of a multi-vendor microwave ecosystem and Nokia's proposed combination with Alcatel-Lucent, have increased uncertainty for the future of this channel. See "Relationship with Nokia".

        Also see the discussion under "Recent Developments–Liquidity Discussion" in this MD&A, as well as the discussion under "Risk Factors" contained in our most recently filed AIF.

        Any of the risks referred to above could cause actual results or outcomes to differ materially from those discussed in forward-looking statements. Although we have attempted to identify important factors that could cause our actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Ongoing global economic uncertainty could impact forward-looking statements contained in this MD&A in an unpredictable and possibly detrimental manner. In light of these risks and uncertainties, the forward-looking events described in this MD&A might not occur or might not occur when stated.

Non-GAAP Performances Measures

        Readers are cautioned that this MD&A contains certain information that is not consistent with financial measures prescribed under GAAP. See discussion below under "Use of Non-GAAP Performance Measures".

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED FINANCIAL INFORMATION

	Three Months Ended			Six Months Ended
	August 31, 2015	August 31, 2014	August 31, 2013	August 31, 2015	August 31, 2014	August 31, 2013
REVENUE	26,917	37,933	25,453	53,257	66,704	49,985
Cost of sales–before inventory provisions	22,202	30,817	22,595	42,698	53,612	44,208

Gross profit before inventory provisions (note 1)	4,715	7,116	2,858	10,559	13,092	5,777

	17.5%	18.8%	11.2%	19.8%	19.6%	11.6%
Inventory provisions	730	1,223	64	1,025	1,313	163

Gross profit	3,985	5,893	2,794	9,534	11,779	5,614

	14.8%	15.5%	11.0%	17.9%	17.7%	11.2%
EXPENSES
Research and development	3,875	4,859	4,783	8,108	9,559	10,085
Selling and marketing	3,052	3,308	3,175	6,296	6,673	6,557
General and administrative	3,603	3,998	4,433	7,089	7,989	9,181

	10,530	12,165	12,391	21,493	24,221	25,823

Loss before other items	(6,545)	(6,272)	(9,597)	(11,959)	(12,442)	(20,209)
Goodwill impairment	(11,927)	—	—	(11,927)	—	—
Amortization of intangible assets	(149)	(339)	(437)	(332)	(648)	(996)
Accretion expense	(61)	—	(56)	(132)	(40)	(121)
Interest expense	(560)	(379)	(380)	(1,091)	(804)	(918)
Warrant issuance expenses	—	(221)	—	—	(221)	—
Gain on change in estimate	—	—	342	—	101	342
Gain on contract amendment	—	—	—	—	—	5,285
Fair value adjustment–warrant liability	373	(1,002)	—	895	(852)	—
Foreign exchange (loss) gain	(214)	253	(397)	(294)	374	(495)

Loss before income taxes	(19,083)	(7,960)	(10,525)	(24,840)	(14,532)	(17,112)
Income tax expense	1,620	450	76	1,687	545	168

Net Loss	(20,703)	(8,410)	(10,601)	(26,527)	(15,077)	(17,280)
Net (Income) Loss Attributable to Non-Controlling Interest	(269)	(454)	92	(399)	(419)	146

Net Loss attributable to shareholders	(20,972)	(8,864)	(10,509)	(26,926)	(15,496)	(17,134)
Basic & Diluted loss per share	(0.28)	(0.14)	(0.28)	(0.36)	(0.25)	(0.45)
Basic & Diluted weighted average shares outstanding	75,372,314	63,894,060	38,112,887	75,335,426	61,056,200	38,086,403

Note 1: "Gross profit before inventory provisions" is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures".

        The principal differences between the three and six months ended August 31, 2015 and August 31, 2013 are explained as follows:

  •
  Our revenue increased in fiscal year 2016 relative to both the three and six month periods two years prior, as a result of growth in the Indian market which was offset by lower sales through the Nokia sales channel combined with lower sales into both the European and North American markets.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  Our gross profit percentage was higher during the three and six months ended August 31, 2015 compared to the same periods two years prior. Costs associated with raw material components and distribution were higher in fiscal year 2014.

  •
  Operating expenses were $1.9 million and $4.3 million lower than they were in the same periods two years prior primarily as a result of lower depreciation, compensation related spending, R&D related material, and equipment rental costs. A weakened Canadian dollar ("CAD") also reduced our USD-translated operating expenses in fiscal year 2016.

        The principal differences between the three and six months ended August 31, 2015 and August 31, 2014 are explained as follows:

  •
  The reduction in revenue can be attributed to reduced sales through the Nokia channel which was offset partially by increased sales to a direct Tier 1 carrier located in India.

  •
  The gross profit percentage decreased during the three and six months ended August 31, 2015 compared to the same periods in fiscal year 2015 due to additional warranty provisions required in the Indian market offset by decreases in material costs and decreases in freight and other overhead related expenses.

  •
  Operating expenses were $1.6 million and $2.7 million lower than they were in the same periods in the previous year. The decreases were driven by factors including lower material spending for R&D, as well as lower compensation and travel spending. Canadian based costs were lower when translated to USD because of the weakened Canadian dollar.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Consolidated Balance Sheet Data

	As at August 31, 2015	As at February 28, 2015
Assets
Current Assets
Cash and cash equivalents	13,075	23,692
Trade receivables	37,290	48,626
Inventory	27,202	24,294
Other current assets	5,306	5,834
Deferred tax asset	61	61

	82,934	102,507
Long Term Assets
Property and equipment	4,603	4,322
Deferred tax asset	—	1,485
Deferred financing cost	—	18
Intangible assets	790	794
Goodwill	—	11,927

	5,393	18,546
Total Assets	88,327	121,053

Liabilities
Debt facility	32,802	—
Accounts payable and accrued liabilities	31,193	40,163
Deferred revenue	2,587	830
Capital lease obligation	360	514

	66,942	41,507
Long Term Liabilities
Debt facility	—	32,400
Other long term liabilities	2,269	1,139
Warrant liability	344	1,239

	2,613	34,778
Shareholders' equity
Capital stock	221,118	220,952
Contributed surplus	8,753	8,388
Deficit	(202,847)	(175,921)
Accumulated other comprehensive loss	(9,618)	(9,618)

Total Shareholder's equity	17,406	43,801
Non-controlling interests	1,366	967

Total Equity	18,772	44,768
Total Liabilities and Equity	88,327	121,053

Shares issued and outstanding	75,433,905	75,290,818

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

        The following table sets out selected financial information for each of our most recently completed eight fiscal quarters. In the opinion of management, this information has been prepared on the same basis as our audited consolidated financial statements, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with our consolidated financial statements and related notes.

        Historically, our financial results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate in the future. The results of operations for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. Fluctuations in results reflect the project nature of network installations. In addition, results may vary as a result of staffing levels, infrastructure additions required to support our operations and material costs required to support design initiatives.

	FY14		FY15				FY16
	Nov 30 2013	Feb 28 2014	May 31 2014	Aug 31 2014	Nov 30 2014	Feb 28 2015	May 31 2015	Aug 31 2015

Revenue	22,169	17,857	28,771	37,933	47,320	43,742	26,340	26,917
Gross Profit before inventory provisions (note 1)	2,849	3,115	5,976	7,116	7,990	9,684	5,844	4,715
Gross Profit %	12.9%	17.4%	20.8%	18.8%	16.9%	22.1%	22.2%	17.5%
Inventory provisions	389	526	90	1,223	272	1,187	295	730
Gross Profit after inventory provisions	2,460	2,589	5,886	5,893	7,718	8,497	5,549	3,985
Gross Profit % after inventory provisions	11.1%	14.5%	20.5%	15.5%	16.3%	19.4%	21.1%	14.8%
Operating Expenses	12,623	11,790	12,056	12,165	12,192	11,304	10,963	10,530
Loss before other items	(10,163)	(9,201)	(6,170)	(6,272)	(4,474)	(2,807)	(5,414)	(6,545)
–(gross profit less operating expenses)
Loss for the period	(5,622)	(11,599)	(6,667)	(8,410)	(3,436)	(2,123)	(5,824)	(20,703)
Net loss per share
Basic and Diluted	(0.12)	(0.20)	(0.11)	(0.14)	(0.05)	(0.03)	(0.08)	(0.28)
Weighted average number of shares outstanding
Basic & Diluted	47,329,275	57,062,936	58,194,153	63,894,060	75,254,452	75,276,644	75,298,537	75,372,314
Total Assets	98,113	91,120	86,130	110,597	120,291	121,053	113,587	88,327

Note 1: Gross profit before inventory provisions is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures".

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Overview

        DragonWave is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is mobile network backhaul. Additional applications include leased line replacement, last mile fiber extension and enterprise networks.

        We support product lines branded under the names Horizon, Avenue and Avenue Lite, Harmony and Harmony Lite, Harmony Eband and Harmony Enhanced. The key elements of our solutions include: high performance; carrier-grade availability; cost-competitiveness; support of legacy networking standards; and the availability of advanced network management and wireless network IP planning.

        The demand for our products is driven by global trends, including IP convergence and pressure on backhaul capacity caused by increased functionality of mobile devices, the shift in demand from voice to multimedia content and services, growing demand for wireless coverage, increasing number of subscribers, and investment in radio access network spectrum. In our target markets, network traffic is shifting from legacy TDM traffic to IP-based traffic to improve network efficiency and enable IP-based services. Principally, we target the global wireless communications service provider market and, in particular, those service providers offering high-capacity wireless communication services, including traditional cellular service providers and emerging broadband wireless access (BWA) service providers.

        We sell our products both directly and indirectly through our channel partners.

        Our direct customers are typically service providers that operate networks in large geographical areas. The sales cycle to this class of customer typically involves a trial (or trials), and typically requires nine to twelve months from first contact before orders are received, but can be longer, particularly in greenfield situations. Once the order stage is reached, a supply agreement is usually established and multiple orders are processed under one master supply agreement. Master supply agreements provide the framework for future business and do not generally include any volume commitments.

        Our channel partners are distributors, value-added resellers and OEMs including system integrators and network equipment vendors. In 2012, we acquired Nokia's microwave product line, and since that time Nokia has been our principal channel partner. Nokia rebrands our Harmony product as FlexiPacket. During the three and six months ended August 31, 2015, the Nokia channel accounted for 37% and 44% of our sales. See "Relationship with Nokia" below.

        We also have a 50.1% owned subsidiary, DragonWave HFCL India Private Limited ("DragonWave HFCL") to address the Indian market. Because we have a controlling interest in the subsidiary we consolidate its results. Our sales of services and locally sourced material in India flowed through DragonWave HFCL and accounted for $3.9 million and $5.7 million of our total revenue in the three and six months ended August 31, 2015.

        We outsource most of our manufacturing and certain elements of the supply chain management and distribution functions. Outsourcing these functions allows us to focus on designing, developing, selling and supporting our products. Our research and development expenses have historically been, and will continue to be, a significant portion of our overall cost structure as we will continue to invest in new product features and new platforms to better serve the current and future needs of our customers.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Our industry is global and highly competitive. We face competition in our target markets from two types of microwave equipment suppliers: hybrid equipment suppliers (including NEC Corporation, Alcatel-Lucent, Ericsson and Huawei) and suppliers, like us, of Ethernet equipment (including SIAE Microelettronica, Ceragon Networks Ltd. and Aviat Networks, Inc.). We also face competition from full service network integrators such as Huawei, NEC Corporation, Alcatel-Lucent and Ericsson, who have developed competing Ethernet-based products for IP networks.

        Our business priorities include: managing resources to minimize cash demands; strengthening our balance sheet; maintaining our global reach while focusing on key revenue growth areas; maintaining and growing our relationships with channel partners; building on customer wins; and building toward leadership in outdoor smallcell backhaul.

        Our primary operational objective is to achieve cash flow break-even and reduce our net losses. To this end, we plan to focus on revenue opportunities with higher gross margin potential and lower working capital requirements, at the same time as we restructure the size of the organization to stay in line with our current revenue levels and geographic focus.

Recent Developments

Highlights of Our Financial Results

        The following are key points on our results of operations for the second quarter and six months ended August 31, 2015, compared to the same period in fiscal year 2015:

  •
  Our revenue decreased by $11.0 million comparing the second quarter of fiscal year 2015 and the second quarter of fiscal year 2016. When comparing the six month periods, revenue decreased by $13.4 million between fiscal year 2015 and fiscal year 2016. The primary factors contributing to revenue changes are:

  •
  Reduction in sales through the Nokia channel (Q2 FY2016 vs. Q2 FY2015 decrease of $12.7 million; six months ended August 31, 2015 vs. 2014 decrease of $16.6 million). For further discussion of this, see "Relationship with Nokia".

  •
  Growth in direct sales to a Tier 1 carrier located in India (Q2 FY2016 vs. Q2 FY2015 increase of $0.7 million; six months ended August 31, 2015 vs. 2014 increase of $4.0 million).

  •
  Growth in direct & indirect sales in North America (Q2 FY2016 vs. Q2 FY2015 increase of $0.8 million; six months ended August 31, 2015 vs. 2014 increase of $0.9 million).

  •
  Increases and decreases in direct sales in Europe, and the Middle East & Africa and other regions (Q2 FY2016 vs. Q2 FY2015 increase of $0.2 million; six months ended August 31, 2015 vs. 2014 decrease of $1.7 million).

  •
  Our gross profit percentage in the second quarter of FY2016 decreased to 14.8%, compared to 15.5% in the second quarter of FY2015. The decreased gross profit percentage relates to higher warranty provisions in the Indian market offset by lower material costs and lower production and repair costs.

  •
  Operating expenses decreased $1.6 million and $2.7 million, respectively, compared to the same three and six month periods in the previous fiscal year. The following table highlights the key factors contributing to the decrease.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

	Q2 FY2016 vs. Q2 FY2015	YTD FY2016 vs. YTD FY2015
Key Drivers:
Compensation related spending	(0.3)	0.1
Restructuring costs in Q1 FY2016	—	0.4
Material spending on prototypes & tooling costs	(0.4)	(1.0)
Depreciation	(0.2)	(0.4)
Travel & living	(0.3)	(0.4)
Contractor and professional services spending	0.4	0.3
Foreign exchange benefit to operating expenses of translating Canadian dollar expenses to USD	(0.8)	(1.7)

(as the Canadian dollar has weakened our USD translated expenses have decreased)	(1.6)	(2.7)

  •
  We recorded a non-cash impairment charge of $11.9 million in the three months ended August 31, 2015 after performing our annual goodwill impairment test.

  •
  A fair value adjustment gain of $0.4 million and $0.9 million, respectively, was realized during the three and six month periods ended August 31, 2015, as a result of a depreciation of the warrant valuation on the remaining warrants outstanding from the public equity offerings completed in September 2013 and August 2014. This compared to a fair value adjustment loss of $1.0 million and $0.9 million in the three and six month periods ended August 31, 2014 resulting from the September 2013 public equity offering.

  •
  Other items before taxes impacting the loss in the second quarter and during the six months ended August 31, 2015 totaled $1.0 million and $1.8 million, respectively, and included amortization of software assets, accretion expense, interest expense, and a foreign exchange loss.

  •
  We increased a valuation allowance on a deferred tax asset related to net operating loss carry-forwards in the United States in the three months ended August 31, 2015 for $1.5 million and recognized a tax expense associated with taxes owing in profitable jurisdictions in the amount of $0.1 million and $0.2 million for the three and six months ended August 31, 2015 respectively.

  •
  The net loss applicable to shareholders was $21.0 million and $26.9 million, respectively, for the three and six months ended August 31, 2015.

  •
  In the three months ended May 31, 2015, we drew an additional $1.3 million on our line of credit, and in the three and six month periods ended August 31, 2015 we repaid $0.9 million as our borrowing base changed. Our ending cash position at August 31, 2015 was $13.1 million, as compared to $18.9 million at the end of the first quarter of fiscal 2016 and $23.7 million at February 28, 2015.

Liquidity and Cash Resources

        The consolidated interim financial statements for the three and six months ended August 31, 2015 have been prepared assuming we will continue as a going concern, which contemplates the realization of

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

assets and the disbursement of liabilities and commitments in the normal course of business in the foreseeable future. We have a history of losses and have consumed significant cash resources in the past, and have continued to do so in the six months ended August 31, 2015. Recently, additional pressure has been placed on our liquidity position as a result of reduced revenue from a significant OEM channel and challenges with product shipped to a new customer in India. These factors have raised substantial doubt about our ability to continue as a going concern. Management's plans to restructure the business and overcome these difficulties include several key assumptions.

        Some of the significant assumptions of management's plans include:

  •
  Targeting our sales efforts to direct and indirect opportunities in markets with higher gross margins, and lower working capital requirements;

  •
  Reducing our fixed and variable operating expenses primarily through staff reductions internationally;

  •
  Renegotiating the terms of existing debt facilities;

  •
  Actively investigating and pursuing alternative forms of financing;

  •
  Resolving the dispute over product shipped to a new customer in India;

  •
  Addressing uncertainty regarding the future of the Nokia channel;

  •
  Reducing inventory levels in both raw material and finished goods inventory;

  •
  Addressing uncertainty in our significant OEM channel and resolving the status of accounts with our new customer in India;

  •
  Working closely with vendors to ensure supply continuity; and,

  •
  Identifying and resolving all quality issues on a timely basis.

        These plans may be difficult to achieve. It is possible that the plans described above may not be fully executed or may occur too slowly to solve our current liquidity concerns. There can be no assurance that the existing financing facility can be renegotiated or that any other forms of financing can be arranged on satisfactory terms. Our consolidated interim financial statements do not include any adjustments to the accounts and classification of assets and liabilities that may be necessary if we are unable to continue as a going concern. Such adjustments could be material.

Expense Reduction Actions

        On August 4, 2015 we updated the market on a number of items including a plan to implement further cost saving measures to reduce expenses and associated cash consumption. In September, 2015 we carried out these plans and reduced our global workforce by approximately 26%. The reductions impacted our Shanghai design center as well as a number of sales and customer support centers around the world. Staff changes also occurred across a variety of functional areas in Canada. The cash impact of this restructuring is expected to approximate $1.6 million and will impact the third quarter of fiscal year 2016. With the exception of a $0.2 million vacation accrual already accounted for on the balance sheet at August 31, 2015, the remaining $1.4 million in restructuring costs will impact the statement of operations in the three

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

months ending November 30, 2015. It is expected that the reduction in staff will enable us to reduce operating expenses by approximately $7.0 million annually.

Product Issues in India

        As discussed in the market update on August 4, 2015, during the deployment phase with a new Tier 1 customer in India we experienced an unexpected problem with our product. Our root cause analysis has now identified the cause of the problem. Our R&D team has determined how to fully address the problem through a retrofit. Replacement parts for the retrofit involve a well-known and reliable technology and are readily available. Although we have advised the customer that we are ready to move forward, the deployment has not resumed.

Relationship with Nokia

        During the three and six months ended August 31, 2015, the Nokia channel accounted for 37% and 44% of our sales. Nokia has formed a microwave ecosystem administered through its Partner Business Unit (PBU). The PBU was established to facilitate Nokia's delivery of partner products and services alongside the Nokia portfolio. We are currently a member of PBU's microwave ecosystem together with other microwave vendors. In April 2015, Nokia announced its proposed combination with Alcatel-Lucent (ALU), which has a vertically integrated microwave business unit. ALU has also recently entered Nokia's PBU microwave ecosystem.

        While Nokia has reaffirmed its commitment to partnering, both the introduction of the multi-vendor microwave ecosystem and the proposed Alcatel-Lucent combination increases uncertainty for the future of this channel.

        In connection with the renewed framework with Nokia announced on April 10, 2013, we terminated a services agreement with Nokia. This termination reduced our ongoing operating expenses and resulted in the reduction of an associated accounts payable balance by $13.3 million. In return, we agreed to pay Nokia a termination fee of $8.7 million over time. We have continued to adjust the timing of the payment of this fee. As of both August 31, 2015 and the date of this MD&A, approximately $4.4 million has been paid.

Debt Facility

        On January 6, 2014, we extended the credit facility with Comerica Bank and Export Development Canada which will mature on June 1, 2016. The revised line was increased to $40.0 million plus $4.0 million for letters of credit and foreign exchange facilities. The new terms of the credit facility include customary terms, conditions, covenants, and representations and warranties. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand. As at August 31, 2015, we had $32.8 million drawn on this facility, and in addition had utilized $1.9 million for letters of credit. Access to additional available funds is geared to future growth in accounts receivable. The credit facility is secured by a first priority charge on all of our assets and principal direct and indirect subsidiaries. Borrowing options under the credit facility include U.S. dollars, Canadian dollars and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

rates. Direct costs associated with obtaining the debt facility such as closing fees, registration and legal expenses have been capitalized and will be amortized over the thirty month term of the facility.

        The credit facility contains financial covenants including minimum tangible net worth requirements, holding a minimum of $10.0 million within our lenders (Comerica Bank) operating account, and minimum liquidity ratio requirements. The credit facility also imposes certain restrictions on our ability to acquire capital assets above a threshold over a trailing six month period. Upon an event of default, outstanding obligations would be immediately due and payable unless a waiver is received.

        As at August 31, 2015, we were in breach of two of our covenants. We have entered into discussions with our lenders to put in place a 90 day forbearance on such covenants, as well as establish new covenants reflecting our revised financial plans. During the forbearance the lending group will reduce the facility commitment from $40.0 million to $35.0 million and implement more frequent monitoring. We expect to finalize the forbearance during the month of October 2015.

Strategic Review Process

        Our Board of Directors reviews our corporate strategy on an ongoing basis. The Board continues to review all strategic and financial alternatives that may be available, including a potential sale of the Company, debt or equity financing, business combinations, joint ventures and strategic alliances, and ways to optimize our stand alone plan. To assist in the strategic and financial elements of this review, CIBC World Markets Inc. has been engaged as adviser to the Board and H. C. Wainwright & Co. has been engaged to investigate financing options for the Company. The strategic review is overseen by the Strategy Committee of the Board, which currently consists of independent directors Claude Haw and Cesar Cesaratto.

Transfer of Securities to the NASDAQ Capital Market

        On September 1, 2015 we announced that the transfer the listing of our securities from The NASDAQ Global Market to The NASDAQ Capital Market had been approved by the Staff of the NASDAQ Listing Qualifications Department ("NASDAQ Staff"), effective with the open of trading on August 28, 2015. Our common shares continue to trade under the symbol "DRWI".

        As previously announced, on March 5, 2015, we received notice that our closing bid price had been below US$1.00 per share for 30 consecutive business days and that, accordingly, the NASDAQ Staff had granted us an extension through August 31, 2015 to regain compliance with the US$1.00 per share bid price requirement. We were not been able to regain compliance with this requirement within such period, and as a result we transferred the listing of our common shares from The NASDAQ Global Market to The NASDAQ Capital Market. In connection with such transfer, we were granted an additional 180 days to regain compliance with the minimum $1.00 bid price per share requirement. The new extension period runs through February 29, 2016. In order to regain compliance with the $1.00 per share bid price requirement, our common stock must close at $1.00 per share or more for a minimum of 10 consecutive business days (subject to being increased to 20 consecutive business days at the discretion of NASDAQ's Staff) prior to the end of the new extension period. If we cannot demonstrate compliance with this requirement by February 29, 2016, or it does not comply with the terms of the extension granted by the NASDAQ Staff, our common stock may then be subject to delisting.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Revenue Expectations–Update to Guidance for Q2 Fiscal Year 2016

        On July 8, 2015, at the time of the release of our financial statements for the first quarter ended May 31, 2015, we announced that we anticipated revenue growth in Q2 2016 of between 30% and 60% over Q1 2016. The revenue in the second quarter of fiscal year 2016 was expected to be within the $34 to $42 million range. On September 4, 2015, we communicated updated revenue expectations of approximately $27.5 million for the quarter ended August 31, 2015.

        Actual revenue in the second quarter of fiscal year 2016 increased by $0.6 million compared to the first quarter of fiscal year 2016. The primary drivers for the increase were as follows:

Three months ended May 31, 2015	26,340

Increase in direct sales to a Tier 1 carrier located in India	4,043
Decrease in sales through Nokia Channel	(3,849)
Decrease in direct and indirect sales in North America	(360)
Increase in direct sales in Europe, Middle East & Africa	452
Other	291

577

Three months ended August 31, 2015	26,917

Adjusted Cashflow from Operations/Adjusted EBITDA

Please note: Adjusted Cashflow from Operations/Adjusted EBITDA is a non-GAAP measure. See "Use of Non-GAAP Performance Measures".

	FY16 Q2	FY16 Q1	FY15 Q4	FY15 Q3
Revenue	26,917	26,340	43,742	47,320
Cost of Sales	22,236	20,791	35,245	39,602

Gross Profit	3,985	5,549	8,497	7,718
	14.8%	21.1%	19.4%	16.3%
Add:
Inventory Provisions	730	295	1,187	272

Gross profit before inventory provisions (Note 1)	4,715	5,844	9,684	7,990
	17.5%	22.2%	22.1%	16.9%
Operating Expenses	10,530	10,963	11,304	12,192
Less:
Amortization	(498)	(472)	(446)	(519)
Stock-based compensation	(228)	(277)	(302)	(321)

	9,804	10,214	10,556	11,352

Adjusted Cashflow from Operations/Adjusted EBITDA	(5,089)	(4,370)	(872)	(3,362)

Note 1: Gross profit before inventory provisions is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures".

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Revenue and Expenses

  Revenue

        We continue to have one reportable segment, broadband wireless backhaul equipment. The vast majority of our sales come from the shipment of equipment (as opposed to services or software) either through direct sales, sales to distributors, or through original equipment manufacturers (OEMs).

        We also analyze our sales according to geographic region and target product development and sales strategies to meet the unique requirements of each region. The table below displays this information for the three months ended August 31, 2015 and August 31, 2014.

	Three Months Ended August 31, 2015				Three Months Ended August 31, 2014
	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue
Canada	898	—	898	3%	1,421	—	1,421	4%
Europe	662	5,613	6,275	23%	859	10,230	11,089	29%
India	7,307	1,412	8,719	32%	6,617	2,764	9,381	25%
United States	5,382	19	5,401	20%	4,065	—	4,065	10%
Asia Pacific	146	663	809	3%	525	3,924	4,449	12%
Africa	422	740	1,162	4%	187	3,064	3,251	9%
Middle East	976	1,414	2,390	9%	428	2,637	3,065	8%
Carribean & Latin America	1,233	30	1,263	6%	1,206	6	1,212	3%

	17,026	9,891	26,917	100%	15,308	22,625	37,933	100%

        The table below displays the geographic comparatives for the six months ended August 31, 2015 and 2014.

	Six Months Ended August 31, 2015				Six Months Ended August 31, 2014
	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue
Canada	1,580	—	1,580	3%	2,103	—	2,103	3%
Europe	1,486	12,362	13,848	26%	3,108	18,612	21,720	33%
India	10,572	1,985	12,557	24%	6,617	3,636	10,253	15%
United States	11,342	19	11,361	21%	9,936	—	9,936	15%
Asia Pacific	560	2,321	2,881	5%	629	8,418	9,047	13%
Africa	773	2,419	3,192	6%	415	4,329	4,744	7%
Middle East	1,408	4,489	5,897	11%	2,027	5,142	7,169	11%
Carribean & Latin America	1,905	36	1,941	4%	1,607	125	1,732	3%

	29,626	23,631	53,257	100%	26,442	40,262	66,704	100%

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Cost of Sales and Expenses

        A large component of our cost of sales is the cost of products purchased from outsourced manufacturers. Final testing and assembly for the links sold by us is carried out both at our premises and at the premises of our contract manufacturers. Additional costs for logistics and warranty activities are included in cost of sales. We use the services of a number of outsourced contract manufacturers with locations in Germany, China and Malaysia.

        Research and development ("R&D") costs relate mainly to the compensation of our engineering group and the material consumption associated with prototyping activities.

        Sales and marketing ("S&M") expenses include the remuneration of sales staff, travel and trade show activities and customer support services.

        General and administrative ("G&A") expenses relate to the remuneration of related personnel, professional fees associated with tax, accounting and legal advice, and insurance costs.

        Occupancy and information systems costs are related to our leasing costs and communications networks and are accumulated and allocated, based on headcount, to all functional areas in our business.

Comparison of the three and six months ended August 31, 2015 and August 31, 2014

Revenue

Three Months Ended			Six Months Ended
August 31, 2015	August 31, 2014	Variance	August 31, 2015	August 31, 2014	Variance
$	$	$	$	$	$
26,917	37,933	(11,016)	53,257	66,704	(13,447)

        During the three and six months ended August 31, 2015, the main factor which led to the change in revenue when compared to the prior year period was a decrease in sales through the Nokia channel. Additional decreases in the six months ended August 31, 2015 are due to decreases in deployments in

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Europe and the Middle East which required shipments in the first quarter in the prior fiscal year, but which are now complete. These decreases were offset by shipments into India.

	Three Months Ended Aug 31	Six Months Ended Aug 31
Ended August 31, 2014	37,933	66,704
Decrease in sales through the Nokia Channel	(12,734)	(16,631)
Growth in direct sales to a Tier 1 carrier located in India	690	3,955
Growth in direct & indirect sales in North America	794	883
Growth (decrease) in direct sales in Europe, Middle East & Africa	586	(1,883)
Other	(352)	229

Total Change	(11,016)	(13,447)

Ended August 31, 2015	26,917	53,257

Gross Profit

	Three Months Ended			Six Months Ended
	August 31, 2015	August 31, 2014	Variance	August 31, 2015	August 31, 2014	Variance
	$	$	$	$	$	$
Gross Profit before inventory provisions	4,715	7,116	(2,401)	10,559	13,092	(2,533)
(Note)	17.5%	18.8%	(1.3% )	19.8%	19.6%	0.2%
Inventory provisions	730	1,223	(493)	1,025	1,313	(288)
Gross Profit	3,985	5,893	(1,908)	9,534	11,779	(2,245)
	14.8%	15.5%	(0.7% )	17.9%	17.7%	0.2%

Note: Gross profit before inventory provision is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures".

        Our gross profit percentage decreased during the three months ended August 31, 2015 compared to the same period the prior fiscal year. This reduction primarily relates to higher warranty costs within the Indian market offset by lower freight costs, and product and customer mix in the period.

Expenses

        The foreign exchange benefit on the charts below is the estimated reduction in the expenses paid in Canadian dollars when translated to USD. The Canadian dollar has weakened relative to the USD between FY2015 and FY2016.

        (Canadian dollar to USD average rates: Q2 2016–0.7848; Q1 and Q2 2016–0.7942; Q2 2015–0.9237; Q1 and Q2 2015–0.9153)

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Research and Development ("R&D")

Three Months Ended			Six Months Ended
August 31, 2015	August 31, 2014	Variance	August 31, 2015	August 31, 2014	Variance
$	$	$	$	$	$
3,875	4,859	(984)	8,108	9,559	(1,451)

        R&D spending is lower as a result of decreased spending across a wide variety of categories. These decreases were offset in part by higher compensation related costs which included $0.3 million in termination payments for staff reductions in China. The impact of a weakened Canadian dollar reduced the cost of our Canadian based expenses when translated to United States dollars.

Changes to R&D Expenses in USD Millions:

	Q2 FY2016 vs. Q2 FY2015	YTD FY2016 vs. YTD FY2015
Key Drivers:
Compensation related spending (includes Q1 FY2016 termination costs of $0.4 million)	(0.1)	0.3
Depreciation	(0.3)	(0.6)
Material spending on prototypes	(0.3)	(0.5)
Rent (China)	(0.1)	(0.2)
Foreign exchange–benefit of Canadian to USD conversion	(0.2)	(0.5)

	(1.0)	(1.5)

Sales and Marketing ("S&M")

Three Months Ended			Six Months Ended
August 31, 2015	August 31, 2014	Variance	August 31, 2015	August 31, 2014	Variance
$	$	$	$	$	$
3,052	3,308	(256)	6,296	6,673	(377)

        The S&M organization, which includes marketing, product line management, customer service and sales was impacted by staff reductions in the first quarter of fiscal year 2015. Staff reductions, which took place in September 2015 are not reflected in these results.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Changes to S&M Expenses in USD Millions:

	Q2 FY2016 vs. Q2 FY2015	YTD FY2016 vs. YTD FY2015
Key Drivers:
Compensation related spending	(0.2)	0.1
External contracted services	0.2	0.3
Variable compensation (program changes and lower revenue)	—	(0.1)
Travel & living	(0.1)	(0.2)
Foreign exchange	(0.2)	(0.5)

	(0.3)	(0.4)

General and Administrative ("G&A")

Three Months Ended			Six Months Ended
August 31, 2015	August 31, 2014	Variance	August 31, 2015	August 31, 2014	Variance
$	$	$	$	$	$
3,603	3,998	(395)	7,089	7,989	(900)

        G&A expenses include Finance, HR, the Executive office, as well as the portion of the costs of the Operations organization which do not flow directly into Cost of Goods sold.

Changes to G&A Expenses in USD Millions:

	Q2 FY2016 vs. Q2 FY2015	YTD FY2016 vs. YTD FY2015
Key Drivers:
Compensation related spending	—	0.2
Travel & living	(0.2)	(0.2)
Costs of the Operations teams not in Cost of Goods Sold	—	(0.2)
Professional fees and contractor spending	0.2	0.1
Foreign exchange	(0.4)	(0.8)

	(0.4)	(0.9)

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Goodwill Impairment

Three Months Ended			Six Months Ended
August 31, 2015	August 31, 2014	Variance	August 31, 2015	August 31, 2014	Variance
$	$	$	$	$	$
(11,927)	—	(11,927)	(11,927)	—	(11,927)

        We recorded a non-cash impairment charge of $11.9 million in the three months ended August 31, 2015 after performing our annual goodwill impairment test which indicated the carrying value of the goodwill was fully impaired.

Amortization of Intangible Assets

	Three Months Ended			Six Months Ended
	August 31, 2015	August 31, 2014	Variance	August 31, 2015	August 31, 2014	Variance
	$	$	$	$	$	$
Amortization of computer software & infrastructure software	149	339	(190)	332	648	(316)

        The amortization of software has decreased significantly as the net book value of intangible assets including Infrastructure Systems Software and Computer Software is reduced.

Accretion Expense

Three Months Ended			Six Months Ended
August 31, 2015	August 31, 2014	Variance	August 31, 2015	August 31, 2014	Variance
$	$	$	$	$	$
61	—	61	132	40	92

        During the three and six months ended August 31, 2015 we incurred accretion expenses associated with a termination liability in connection with the termination of a services agreement with Nokia discussed above under "Relationship with Nokia" and a smaller portion associated with capital leases. The accretion expense in the six months ended August 31, 2014 relates to capital leases which we acquired as part of our acquisition of Nokia's microwave transport business.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Interest Expense

	Three Months Ended			Six Months Ended
	August 31, 2015	August 31, 2014	Variance	August 31, 2015	August 31, 2014	Variance
	$	$	$	$	$	$
Amortization of deferred financing costs	14	14	—	28	160	(132)
Interest on the Debt	560	329	231	1,104	600	504
Other	(14)	36	(50)	(41)	44	(85)

	560	379	181	1,091	804	287

        As of August 31, 2015, $32.8 million was outstanding on the line of credit and $1.9 million against our letter of credit facility. As of the date of this MD&A, an additional $3.7 million of the line of credit has been repaid. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. During the three and six months ended August 31, 2015 the weighted average debt outstanding was $33.4 million and $33.0 million (three and six months ended August 31, 2014–$18.8 million and $16.9 million). We capitalized the fees associated with the creation and renegotiation of the line and are amortizing those costs over the life of the facility.

Gain on Change in Estimate

Three Months Ended			Six Months Ended
August 31, 2015	August 31, 2014	Variance	August 31, 2015	August 31, 2014	Variance
$	$	$	$	$	$
—	—	—	—	101	(101)

        During the six month period ended August 31, 2014, we revised the Nokia termination fee estimate and determined the payment schedule of the Italian operations termination fee. This resulted in a gain of $0.1 million in change in estimate.

        The total termination fee liability is valued at $3.4 million as at August 31, 2015, $2.1 million of which is considered short term in nature.

Fair Value Adjustment–Warrant Liability

Three Months Ended			Six Months Ended
August 31, 2015	August 31, 2014	Variance	August 31, 2015	August 31, 2014	Variance
$	$	$	$	$	$
373	(1,002)	1,375	895	(852)	1,747

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The warrant liability is required to be presented at its estimated fair value as at each balance sheet date. Increases or decreases in fair value of the warrants are included as a component of other income (expense) in our consolidated statement of operations. The income for the three and six months ended August 31, 2015 related to the warrants which were issued pursuant to the 2013 Equity Offering and the 2014 Equity Offering.

Foreign Exchange (Loss) Gain

Three Months Ended			Six Months Ended
August 31, 2015	August 31, 2014	Variance	August 31, 2015	August 31, 2014	Variance
$	$	$	$	$	$
(214)	253	(467)	(294)	374	(668)

        The foreign exchange gains and losses result from the translation of foreign denominated monetary accounts and the strength of the U.S. dollar relative to foreign currencies. During the three months and six months ended August 31, 2015 the translation of cash accounts and receivables resulted in foreign currency losses of $0.2 million and $0.3 million respectively.

Income Taxes Expense

	Three Months Ended			Six Months Ended
	August 31, 2015	August 31, 2014	Variance	August 31, 2015	August 31, 2014	Variance
	$	$	$	$	$	$
Increase in valuation allowance	1,485	—	1,485	1,485	—	1,485
on deferred tax asset
Income tax expense	135	450	(315)	202	545	(343)

	1,620	450	1,170	1,687	545	1,142

        For the three and six months ended August 31, 2015 we recognized a tax expense of $1.6 million and $1.7 million respectively (three and six months ended August 31, 2014–$0.5 million and $0.5 million).

        As of August 31, 2015 our deferred tax assets relate to net operating loss carry-forwards in the United States. During the three and six months ended August 31, 2015 we recorded an increase in the valuation allowance of $1.5 million as management believes it is more likely than not that the related deferred tax assets will not be realized (increase in the valuation allowance in the three and six months ended August 31, 2014–nil).

        We accrue tax expense for entities located in foreign jurisdictions that are anticipated to be profitable for fiscal year 2016. The determination of our tax provision is based on the statutory tax rates applicable in each region and takes into account any available tax losses in each country. For the three and six months ended August 31, 2015, we recognized a tax expense of $0.1 million and $0.2 million relating to foreign jurisdictions which are anticipated to be profitable within the current fiscal year.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Use of Non-GAAP Performance Measures

  "Gross profit before inventory provisions"

        In this MD&A, we break out "Gross profit before inventory provisions" as this measure allows management to evaluate our operational performance and compare to prior periods more effectively. "Gross profit before inventory provisions" does not have any standardized meaning prescribed by GAAP, it is therefore unlikely to be comparable to similar measures presented by other issuers and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. We believe that it is useful to compare gross profit results without the impact of inventory provisions, since our inventory provisions generally relate to discontinuance of products. We believe this non-GAAP measure also provides investors with a better ability to understand our operational performance. We calculate "Gross profit before inventory provisions" consistently over each fiscal period.

        The most directly comparable GAAP measure presented in our consolidated interim financial statements for the three and six months ended August 31, 2015 to "Gross profit before inventory provisions" is "Gross profit".

  "Adjusted Cashflow from Operations/Adjusted EBITDA"

        In this MD&A, we also break out "Adjusted Cashflow from Operations" also called "Adjusted EBITDA". This measure corresponds to earnings before interest, taxes, depreciation and amortization less elements that are non-cash in nature. Because it omits non-cash items, we feel that Adjusted Cashflow from Operations/Adjusted EBITDA better represents the cash impact of the results of operations in the period. Adjusted Cashflow from Operations/Adjusted EBITDA does not have any standardized meaning prescribed by GAAP, and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. Consistent improvement in Adjusted Cashflow from Operations/Adjusted EBITDA is one of management's primary objectives. Reducing cash usage from drivers other than working capital and capital investments is an important objective for us and we believe this financial measure is therefore useful to investors in evaluating our operating performance.

        The most directly comparable GAAP measure presented in our consolidated interim financial statements for the three and six months ended August 31, 2015 to "Adjusted Cashflow from Operations/Adjustment EBITDA" is "Net Loss". A reconciliation of "Adjusted Cashflow from Operations/Adjusted EBITDA" to "Net Loss" is set out below.

  "Days Sales Outstanding excluding Tier 1 carrier in India"

        In this MD&A we break out "Days Sales Outstanding excluding Tier 1 carrier in India" as this measure allows management to evaluate our DSO performance and compare to prior periods absent the effect of the extended payment terms granted to this customer. "Days Sales Outstanding excluding Tier 1 carrier in India" does not have any standardized meaning prescribed by GAAP, it is therefore not

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

comparable to similar measures presented by other issuers and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. We believe that it is useful to compare DSO results without the impact of extended payment terms granted to one customer, since these terms are not standard for us and are unlikely to be afforded to other customers. We believe this non-GAAP measure also provides investors with a better ability to understand our operational performance. The most directly comparable GAAP measure presented in our consolidated interim financial statements for the three months ended August 31, 2015 to "Days Sales Outstanding excluding Tier 1 carrier in India" is "Days Sales Outstanding".

        Reconciliation of Adjusted Cashflow from Operations/Adjusted EBITDA to Net Loss

	FY16 Q2	FY16 Q1	FY15 Q4	FY15 Q3
Adjusted Cashflow from Operations/Adjusted EBITDA	(5,089)	(4,370)	(872)	(3,362)
Include the following items:
Goodwill impairment	(11,927)	—	—	—
Amortization	(498)	(472)	(446)	(519)
Stock-based compensation	(228)	(277)	(302)	(321)
Inventory provisions	(730)	(295)	(1,187)	(272)
Amortization of intangible assets	(149)	(183)	(207)	(333)
Accretion expense	(61)	(71)	(59)	(69)
Interest expense	(560)	(531)	(452)	(301)
(Loss)/Gain on change in estimate	—	—	(234)	200
Gain on sale of fixed assets	—	—	—	18
Warrant issuance expenses	—	—	—	—
Fair value adjustment–warrant liability	373	522	979	1,880
Foreign exchange (loss) gain	(214)	(80)	327	145
Income taxes	(1,620)	(67)	330	(502)

Net Loss	(20,703)	(5,824)	(2,123)	(3,436)

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Liquidity and Capital Resources

        The following table sets out some of the key balance sheet metrics:

	As at August 31, 2015	As at February 28, 2015
Key Balance Sheet Amounts and Ratios:
Cash and Cash Equivalents	13,075	23,692
Working Capital	15,992	61,000
Long Term Assets	5,393	18,546
Long Term Liabilities	2,613	34,778
Working Capital Ratio	1.2: 1	2.5: 1
Days Sales Outstanding in accounts receivable	116 days	96 days
Inventory Turnover	2.9 times	6.5 times

Note: Days Sales Outstanding in accounts receivable excluding a Tier 1 carrier in India at August 31, 2015 were 65 days (59 days at February 28, 2015). This is a non-GAAP measure. See "Use of Non-GAAP performance measures".

Cash and Cash Equivalents

        As at August 31, 2015, we had $13.1 million in Cash and Cash Equivalents ("Cash"), representing a $10.6 million decrease from the Cash balance at February 28, 2015.

        The following table explains the change in Cash during the three and six months ended August 31, 2015.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

	Three Months Ended August 31, 2015	Six Months Ended August 31, 2015
Beginning Cash Balance	18,908	23,692
Net Loss–adjusted for non cash items	(5,769)	(10,619)
Change in inventory (net of inventory provisions)	7,201	(3,933)
Change in accounts receivable, and other current assets	(2,070)	11,734
Change in accounts payable and other liabilities	(3,317)	(5,034)
Nokia termination liability	—	(1,119)
Change in other	(129)	(279)

Working capital changes and other changes	1,685	1,369

Capital asset acquisitions	(430)	(1,251)
Purchases of intangible assets	(163)	(328)

Cash used in investing activities	(593)	(1,579)

Change in debt facility	(898)	402
Capital leases	(272)	(216)
Other changes to equity (ESPP and issuance costs charged to warrant)	14	26

Cash provided through financing activities	(1,156)	212

Total Change in Cash	(5,833)	(10,617)

Ending Cash Balance	13,075	13,075

        Key points associated with the Cash decrease of $5.8 million in the second quarter of fiscal year 2016 include:

  •
  We utilized $5.8 million in cash from operations.

  •
  Working capital increases and decreases provided approximately $1.7 million in cash in the quarter. Reduction in inventory was offset by increases in outstanding accounts receivable and reduction in payables.

  •
  We continued to invest in capital equipment and software required to meet capacity requirements and changing test capability requirements of the Harmony Enhanced product portfolio.

  •
  We paid back $0.9 million against the line of credit facility.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Working Capital

Changes in working capital	May 31, 2015 to August 31, 2015	February 28, 2015 to August 31, 2015
Beginning working capital balance	55,788	61,000
Cash and cash equivalents	(5,833)	(10,617)
Trade receivables	1,365	(11,336)
Inventory	(7,931)	2,908
Other current assets	598	(528)
Future income tax asset	—	—
Debt facility	(32,802)	(32,802)
Accounts payable and accrued liabilities	6,313	8,970
Deferred revenue	(1,729)	(1,757)
Capital lease obligation	223	154

Net change in working capital	(39,796)	(45,008)

Ending working capital balance	15,992	15,992

  Trade Receivables

        Our trade receivables balance decreased by $11.3 million between February 28, 2015 and August 31, 2015 primarily due to lower sales levels in the three months ended August 31, 2015, compared to the fourth quarter of fiscal year 2015 (Q2 FY2016 vs. Q4 FY2015–$16.8 million lower). Our days sales outstanding performance, excluding one Tier 1 carrier in India with extended payment terms (see "Non-GAAP Performance Measures"), was 65 days at August 31, 2015 (59 days at February 28, 2015). Our sales outstanding including all customers in the calculation increased from 96 days at February 28, 2015 to 116 days at August 31, 2015. Our allowance for doubtful accounts continues to represent a small percentage of our total trade receivables outstanding (August 31, 2015–1.0%; February 28, 2015–1.0%).

        As at August 31, 2015, two customers exceeded 10% of the total receivable balance. These customers represented 59% and 15% of the trade receivables balance (February 28, 2015–two customers represented 37% and 34% of the trade receivables balance).

        Included in G&A expenses is bad debt expense of $0.1 million and $0.1 million for the three and six month periods ended August 31, 2015 (three and six month periods ended August 31, 2014–nominal and $0.1 million).

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Inventory

        The inventory balance increased by $2.9 million relative to the closing balance at February 28, 2015. By product category the changes in inventory are as follows in USD millions:

Closing inventory February 28, 2015	24.3
Increase in Harmony Enhanced (product built for Tier 1 customer in India)	4.5
Increase in Horizon Compact Plus	1.2
Increase in inventory held for customer support & warranty	0.6
Increase in Quantum	0.4
Decrease in Harmony (Flexipacket & Hubs for Enhanced) product porfolio	(4.1)
driven by a sale of raw material back to a contract manufacturer
Other	0.3

Net Change in Inventory	2.9

Ending inventory at August 31, 2015	27.2

        During the three months ended August 31, 2015, we entered into an agreement to sell back inventory to a contract manufacturer. The total reduction of raw material inventory was $10.2 million and we reduced accounts payable owing to the contract manufacturer by the same amount. With the exception of an amount provided for (total provision against this and other inventory at this contract manufacturer is $1.5 million), we expect to consume the transferred inventory over the normal course of business.

  Accounts Payable and Accrued Liabilities

        The accounts payable and accrued liabilities balance decreased by $9.0 million between February 28, 2015 and August 31, 2015. This decrease was driven by the inventory transaction described above which decreased the payable balance to a contract manufacturer by $10.2 million.

Equity Offerings and Use of Proceeds

2014 Equity Offering

        On August 1, 2014 we completed a public equity offering (the "2014 Equity Offering"). Under the terms of the 2014 Equity Offering, we issued and sold 15,927,500 units at CAD$1.80 per unit for aggregate gross proceeds of $26.2 million (CAD$28.7 million). After deducting commissions and expenses, we realized net proceeds of $24.0 million. Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase one of our common shares at an exercise price of CAD$2.25 per share until August 1, 2016. Upon issuance, we recognized a liability in the amount of $2.6 million for the warrants.

2013 Equity Offering

        On September 23, 2013, pursuant to the public equity offering of units (the "2013 Equity Offering"), we issued 11,910,000 common shares and 8,932,500 warrants for proceeds, before deducting fees and expenses, of approximately $25.0 million. After deducting fees and expenses, we realized net proceeds of

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

$22.4 million. The units were offered at a price of $2.10 per unit. Each unit consisted of one common share and three quarters of one warrant. Each whole warrant originally entitled the holder to purchase one common share at an exercise price of $2.70 per share until September 23, 2018, subject to certain adjustments. In connection with the 2014 Equity Offering, and pursuant to the terms of such warrants, the exercise price of the warrants issued in the 2013 Equity Offering was changed to $1.30 per share. As at September 23, 2013 we recognized a liability in the amount of $6.4 million for the warrants.

Use of Proceeds

        On August 1, 2014, pursuant to the 2014 Equity Offering, we issued 15,927,500 common shares and 7,963,750 warrants for proceeds, before deducting fees and expenses, of approximately CAD$28.7 million. After deducting fees and expenses, we realized net proceeds of $24.0 million (CAD$26.2 million).

        As previously disclosed, we planned to use the proceeds we received from the 2014 Equity Offering as follows: approximately CAD$11.5 million to strengthen our balance sheet, approximately CAD$5.7 million to fund working capital and approximately CAD$5.7 million for general corporate purposes. A portion of the aggregate net proceeds of the 2014 Equity Offering (being CAD$3.3 million) was received by us as a result of the exercise of the over-allotment option by the underwriters on August 1, 2014. As a result, the net proceeds were greater than anticipated. The additional net proceeds were used to fund working capital.

        All proceeds from the 2014 Equity Offering and the 2013 Equity Offering were used in accordance with the plan described above.

Commitments as at August 31, 2015

        Future minimum operating lease payments as at August 31, 2015 per fiscal year relate to leases of office and warehouse space.

        They are as follows:

		Payment due by period (Figures are in thousands of USD)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Total Operating Lease Obligations	$1,984	$745	$1,239	—	—

        We are subject to claims and legal actions in the normal course of our business activities. We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In management's opinion, adequate provisions have been made for all current and future claims.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Off-Balance Sheet Arrangements

(Actual Dollars)

City	Country	Lessor	Lease Expiry	Cost per Month
Dubai	UAE	TECOM Investments FZ-LLC	November, 2015	$5,490
Dubai	UAE	TECOM Investments FZ-LLC	November, 2015	$3,500
Luxembourg City	Luxembourg	FPS Office Center S.A.R.L.	Month to Month	$1,220
Singapore	Singapore	ARCC	February, 2016	$3,000
Ottawa (Warehouse & Operations at Terry Fox Drive + Office Space at 411 Legget Drive)	Canada	Kanata Research Park	November, 2016	$104,800
Herzlyia	Israel	Margalin Holdings Ltd.	November, 2015	$2,950
Shanghai	China	Shanghai Lingang Economic Development Group	September, 2017	$20,900
Gurgaon	India	Narinder Singh & Songs (P) LTD	March, 2018	$4,440
Gurgaon	India	Pinki Bansal	October, 2015	$440

        The leases listed above are arranged at market pricing levels in all jurisdictions and the lease periods listed above represent a commitment for the time period indicated. We are actively seeking sub-lease arrangements in a number of locations as part of our efforts to reduce costs. There can be no assurance that we will secure sub-leases or that sub-lease terms will be favorable.

        We use an outsourced manufacturing model in which most of the component acquisition and assembly of our products is executed by third parties. Generally, we provide the supplier with a purchase order 90 days in advance of expected delivery. We are responsible for the financial impact of any changes to the product requirements within this period. In some cases when a product has been purchased by a contract manufacturer but not pulled on for a build after a certain amount of time, we provide a deposit against that inventory, but do not take ownership of it.

        Our contract manufacturers currently have inventory intended for use in the production of our products, and we have purchase orders in place for raw materials and manufactured products with these contract manufacturers as well. All of this material is considered to be part of the normal production process and we take provisions against any portion of that inventory that we do not expect to be fully used based on current forecasts and projections. As mentioned previously, we would generally be responsible for the cost of the material approved to be purchased on our behalf by our contract manufacturers should those forecasts or projections change.

        As at August 31, 2015, we have provisions totaling $1.6 million on inventory held by contract manufacturers that we do not expect to be fully used.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Outstanding Share Data

        Our common shares are listed on the Toronto Stock Exchange under the symbol DWI and on the NASDAQ under the symbol DRWI.

        Our warrants issued on August 1, 2014 in connection with the 2014 Equity Offering are traded on the Toronto Stock Exchange under the symbol DWI.WT and on the NASDAQ Capital Market under the symbol DRWIW.

        The following tables show common share activity in the three and six months ended August 31, 2015.

Common Shares
Balance at February 28, 2015	75,290,818

Other	24,512

Balance at May 31, 2015	75,315,330

Other	58,575

Exercise of restricted share units	60,000

Balance at August 31, 2015	75,433,905

        The following is a summary of stock option activity:

	Three and six months ended August 31, 2015
	Options	Weighted Average Exercise Price (CAD)
Options outstanding at February 28, 2015	3,985,587	$3.05
Granted	1,490,200	$0.77
Forfeited	(182,123)	$7.31

Options outstanding at May 31, 2015	5,293,664	$2.26

Granted	4,000	$0.58
Forfeited	(509,093)	$3.75

Options outstanding at August 31, 2015	4,788,571	$2.11

        As at August 31, 2015 the following securities were issued and outstanding: 75,433,905 common shares, options to purchase 4,788,571 common shares granted under our Share Based Compensation Plan, and warrants exercisable for 10,052,500 common shares. The number of common shares issuable upon the exercise of the warrants is subject to adjustment in accordance with terms of the warrants.

        As of October 14, 2015 the following securities were issued and outstanding: 75,447,420 common shares, options to purchase 4,492,132 common shares granted under our Share Based Compensation Plan,

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

and warrants exercisable for 10,052,500 common shares. The number of common shares issuable upon the exercise of the warrants is subject to adjustment in accordance with terms of the warrants.

Restricted Shares & Employee Share Purchase Plan

        We launched an Employee Share Purchase Plan ("ESPP") on October 20, 2008. The plan includes provisions to allow employees to purchase common shares. We will match the employees' contribution at a rate of 25%. During the three and six months ended August 31, 2015 a total of 48,047 and 67,656 common shares were purchased by employees at fair market value, while we issued 11,165 and 16,067 common shares, gross of forfeitures, as its matching contribution. The shares we contributed will vest twelve (12) months after issuance.

        We record an expense equal to the fair value of shares granted pursuant to the ESPP over the period the shares vest. The total fair value of the shares earned during the three and six months ended August 31, 2015 was $3 thousand and $6 thousand with a corresponding credit to contributed surplus (three and six months ended August 31, 2014–$3 thousand and $6 thousand). The fair value of the unearned ESPP shares as at August 31, 2015 was $13 thousand (August 31, 2014–$12 thousand). The number of shares held for release, and still restricted under the ESPP at August 31, 2015 was 22,883 (August 31, 2014–8,359).

Restricted Share Units (RSUs)

        Pursuant to the terms of our Share Based Compensation Plan, we entered into restricted share unit agreements with certain of our independent directors. These units which were issued during July 2014 were subject to each director's continued engagement on the Board for a period of one year from the date of issuance. All of the originally issued RSUs vested during the second quarter of fiscal year 2016 with the exception of 20,000 RSUs which were cancelled on April 14, 2015.

        The following table sets forth the summary of RSU activity under our Share Based Compensation Plan for the three and six months ended August 31, 2015:

	Three months ended August 31, 2015
	RSU's	Weighted Average Price (CAD)
RSU balances at February 28, 2015	80,000	$2.15
Forfeited	(20,000)	$2.15

RSU balances at May 31, 2015	60,000	$2.15

Vested	(60,000)	$2.15

RSU balances at August 31, 2015	—	—

        We have recognized $13 and $39 thousand for the three and six months ended August 31, 2015 as compensation expense for restricted share units, with a corresponding credit to contributed surplus.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Financial Instruments

        Financial instruments are classified into one of the following categories: assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value.

Categories for financial assets and liabilities

        The following table summarizes the carrying values of our financial instruments:

	August 31, 2015	February 28, 2015
Assets held at fair value (A)	13,075	23,692
Loans and receivables (B)	38,070	49,614
Other financial liabilities (C)	63,553	71,728
Liabilities held at fair value (D)	344	1,239

(A)
Includes cash and cash equivalents

(B)
Includes trade receivables and other miscellaneous receivables

(C)
Includes accounts payable, accrued liabilities, payroll related accruals, debt facility and termination fee

(D)
Warrant liability

Fair value

        We classify our fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs fall into three levels that may be used to measure fair value.

        The September 23, 2013 warrant liability is classified as Level 3 as it is measured at fair value using significant unobservable inputs.

        The August 1, 2014 warrant liability is classified as Level 1 as the warrants issued in the 2014 Equity Offering are traded on the Toronto Stock Exchange and on the NASDAQ Capital Market.

        As at August 31, 2015 we held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 3	Total
Financial Liabilities
Warrant liability	18	18

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        As at February 28, 2015, we held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 3	Total
Financial Liabilities
Warrant liability	603	603

        A reconciliation of the Level 3 warrant liability measured at fair value for the three and six months ended August 31, 2015 follows:

	Three and six months ended August 31, 2015
	Warrants	$
Balance at February 28, 2015	2,088,750	603
Fair value adjustment–warrant liability	—	(332)

Balance at May 31, 2015	2,088,750	271

Fair value adjustment–warrant liability	—	(253)

Balance at August 31, 2015	2,088,750	18

Interest rate risk

        Cash, cash equivalents and our debt facility, which has interest rates with market rate fluctuations, expose us to interest rate risk on these financial instruments. Net interest expense, excluding deferred financing costs, recognized during the three and six months ended August 31, 2015 was $0.5 million and $1.1 million on our cash, cash equivalents and debt facility (three and six months ended August 31, 2014–expense of $0.4 million and $0.6 million).

Credit risk

        In addition to trade receivables and other receivables, we are exposed to credit risk on our cash and cash equivalents in the event that our counterparties do not meet their obligations. We do not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. We minimize credit risk on trade receivables and other receivables, and cash and cash equivalents by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, we may utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in our operating expenses incurred in foreign currencies with gains or losses on the forward contracts. As at August 31, 2015 and February 28, 2015, we had no forward contracts in place. All foreign currency gains

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

and losses related to forward contracts are included in foreign exchange gain (loss) in the consolidated statement of operations.

        As of August 31, 2015, if the U.S. dollar had appreciated 1% against all foreign currencies to which we have exposure, with all other variables held constant, the impact of this foreign currency change on our foreign denominated financial instruments would have resulted in a nominal increase in after-tax net loss for the three and six months ended August 31, 2015 (three and six months ended August 31, 2014–nominal decrease) with an equal and opposite effect if the U.S. dollar had depreciated 1% against all foreign currencies at August 31, 2015.

Economic Dependence

        We were dependent on three key customers with respect to revenue in the three months ended August 31, 2015. These customers represented approximately 37%, 26% and 10% of sales for the three months ended August 31, 2015 (three months ended August 31, 2014–two customers represented 60% and 17%).

        We were dependent on two key customers with respect to revenue in the six months ended August 31, 2015. These customers represented approximately 44% and 19% of sales for the six months ended August 31, 2015 (six months ended August 31, 2014–two customers represented 60% and 10%).

Controls and Procedures

        At the end of the period covered by this MD&A (such period being the three and six months ended August 31, 2015), an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as at August 31, 2015 to give reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act and/or applicable Canadian securities legislation is (i) recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission's as well as in accordance with applicable Canadian securities legislation rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

        Our management is also responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) as well as National Instrument 52-109 of the Canadian Securities Administrators. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Under the supervision and with the participation of our management, including our principal executive officer, our CEO, and principal financial officer, our CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control–Integrated Framework issued by the Committee of Sponsoring

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control–Integrated Framework, our management concluded that our internal control over financial reporting was effective and that there are no material weaknesses in the Company's disclosure controls and procedures as of August 31, 2015.

        Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated financial statements filed on SEDAR on May 12, 2015, has also audited the effectiveness of our internal control over financial reporting as of February 28, 2015, as stated in their report which is included in the annual audited financial statements.

Changes in Internal Control over Financial Reporting

        During the period covered by this report, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Critical Accounting Policies and Estimates

Inventory

        Inventory is valued at the lower of cost and net realizable value ("NRV"). The cost of inventory is calculated on a standard cost basis, which approximates average actual cost. NRV is determined as the market value for finished goods, replacement cost for raw materials, and finished goods market value less cost to complete for work in progress inventory.

        We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based on factors including our estimated forecast of product demand, the stage of the product life cycle and production requirements for the units in question.

        We carry inventory for the purposes of supporting our product warranty. Our standard warranty is typically between 12 and 36 months but we earn revenue by providing enhanced and extended warranty and repair service during and beyond the standard warranty period. Customer service inventory consists of both component parts and finished units. Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

Revenue recognition

        We derive revenue from the sale of broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. Software is considered to be incidental to the product. Services range from installation and training to basic consulting. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where conditions to final acceptance of the product are specified by the customer, revenue is deferred until acceptance criteria have been met.

        Our business agreements may also contain multiple elements. Accordingly, we are required to determine the appropriate accounting, including whether the deliverables specified in a multiple element

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, we allocate revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE") if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative estimated selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. We have determined the selling price both for the undelivered items and the delivered items using ESP.

        We generate revenue through direct sales and sales to distributors. We defer the recognition of a portion of sales to distributors based on estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns, stock rotations and other known factors.

        Revenue associated with extended warranty and advanced replacement warranty is recognized ratably over the life of the contracted service.

        Revenue from engineering services or development agreements is recognized according to the specific terms and acceptance criteria as services are rendered.

        We accrue estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. Warranty liability is estimated based on recent actual return experience and repair costs. Where product defects have been identified which would cause the cost or warranty experience to change, additional warranty costs are recognized.

        Shipping and handling costs borne by us are recorded in cost of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

        We generate revenue through royalty agreements as a result of the use of our intellectual property. Royalty revenue is recognized as it is earned.

  Advanced Replacement and Extended Warranty

        We offer our customers the option to purchase advanced replacement and extended warranty contracts either at the time the goods are shipped or at any time after shipment takes place. Many customers wait to purchase extended warranty coverage until their standard warranty period ends.

        Advanced replacement is a service we sell which provides customers with the benefit of having a replacement radio or modem shipped to them when a unit they own has been confirmed by us to be malfunctioning. When the customer receives the replacement radio or modem, they ship the malfunctioning unit back to us. We repair and keep the returned unit.

        Our standard warranty for customers generally varies between 12 and 36 months. Our extended warranty programs enable customers to continue to have repairs made as needed and customer support guidance beyond the standard warranty period.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Training

        We earn a minimal portion of our total revenue from the sale of training services primarily to installation companies. Only in rare circumstances do we provide or sub-contract installation services (see below), as the customers to whom we sell microwave equipment outsource the installation to specialized companies. As a result, installation training revenue is generally not sold as a bundled service because it is sold to a different customer base. Further, any training that is provided is not essential to the functionality of our product offerings, and is thus considered an insignificant deliverable to the overall arrangement and is not considered a separate unit of accounting.

  Installation

        Periodically, a customer may request that we arrange for the installation of our equipment. Installations are performed by a third party service provider. In this case, a separate services agreement is created between us and the end-user of our equipment, and we sub-contract the installation to a qualified installer. Evidence that the revenue associated with the installation service represents the fair value of the offering is provided by the sub-contracted value of the installation.

        The revenue recognition concepts highlighted above have not changed as a result of our acquisition of Nokia's microwave transport business. Shipping terms through the Nokia OEM sales channel follow the Incoterms used by our other customers and do not include acceptance criteria.

Research and Development

        Our research costs are expensed as incurred. Our development costs are expensed as incurred unless we meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred.

Income taxes

        Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Deferred income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. We provide a valuation allowance against our deferred tax assets when we believe that it is more likely than not that the assets will not be realized.

        We determine whether it is more likely than not that an uncertain tax position will be sustained upon examination by the tax authorities. The tax benefit of any uncertain tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon successful resolution. To the extent a full benefit is not expected to be realized, an income tax liability is effectively established. We recognize accrued interest and penalties on unrecognized tax benefits as interest expense.

        We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on our financial position and results of operations.

FUTURE ACCOUNTING PRONOUNCEMENTS

        In May 2014, the FASB issued ASU No. 2014-9, "Revenue from Contracts with Customers". The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers. In August 2015, the FASB issued ASU No. 2015-14, "Revenue from Contracts with Customers" which reflects decisions reached by the FASB at its meeting earlier in the year to defer the effective date to fiscal years beginning after December 15, 2017, with early adoption permitted. We are currently assessing the impact this amendment will have on our consolidated financial statements.

        In June 2014, the FASB issued ASU No. 2014-12, "Compensation–Stock Compensation". The amendments apply to reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target can be achieved after the requisite service period. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, with early adoption permitted. We do not expect the adoption of this guidance to have a material effect on our consolidated financial statements.

        In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements–Going Concern". The update provides U.S. GAAP guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in this ASU are effective for reporting periods beginning after December 15, 2016, with early adoption permitted. We are currently assessing the impact this amendment will have on our consolidated financial statements.

        In January 2015, the FASB issued ASU No. 2015-01, "Income Statement–Extraordinary and Unusual Items". The amendments objective is to simplify the income statement presentation requirements in Subtopic 225-20 by eliminating the concept of extraordinary items. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, with early adoption permitted. We do not expect the adoption of this guidance to have a material effect on our consolidated financial statements.

        In April 2015, the FASB issued ASU No. 2015-03, "Interest–Imputation of Interest". The amendments in this update would require that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. The recognition and measurement guidance for debt issuance costs would not be affected by the amendments in this Update. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, with early adoption permitted. We do not expect the adoption of this guidance to have a material effect on our consolidated financial statements.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        In April 2015, the FASB issued ASU No. 2015-05, "Intangibles–Goodwill and Other–Internal Use Software". The amendments in this update will help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement by providing guidance as to whether an arrangement includes the sale or license of software. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, with early adoption permitted. We do not expect the adoption of this guidance to have a material effect on our consolidated financial statements.

        In July 2015, the FASB issued ASU No. 2015-11, "Inventory". The amendments in this update requires entities to measure most inventory "at the lower of cost and net realizable value," thereby simplifying the current guidance under which an entity must measure inventory at the lower of cost or market (market in this context is defined as one of three different measures). The ASU will not apply to inventories that are measured by using either the last-in, first-out (LIFO) method or the retail inventory method (RIM). The amendments in this ASU are effective for fiscal years beginning after December 15, 2016, with early adoption permitted. We do not expect the adoption of this guidance to have a material effect on our consolidated financial statements.

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  Exhibit 99.3